EXHIBIT 99.3

NI551-102 RETURN CARD

Dear Shareholder: As a non-registered shareholder of Suncor Energy Inc.,you are entitled to receive our annual financial statements, quarterly financial statements and related management’s discussion and analysis (MD&A). If you wish to receive printed copies, please complete and return this card, or register online at www.computershare.com/ca/mailinglist. As long as you remain a non-registered shareholder, you will receive this notice each year and be required to renew your requests to receive these financial statements. If you do not choose to receive the annual and quarterly financial statements and related MD&A by mail, they will continue to be available on our website at www.suncor.com. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. SUNQ.BEN_IA_NPE.E.5141.PULLS/000001/000001/i SUNQ Annual Report Mark this box if you would like to receive the Annual Report by mail. Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail. Name Apt. Street Number Street Name City Prov. / State Postal Code / Zip Code 9NITE 9NITE03

0ENNPP Place Stamp Here Computershare 100 University Ave. 9th Floor Toronto ON M5J 2Y1